China Recycling Energy Corporation

November 9, 2011

VIA EDGAR & FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention:     H. Christopher Owings, Assistant Director
       Lisa Kohl

Re:	China Recycling Energy Corporation
Form S-3 Registration Statement on Form S-3, as amended
File No. 333-174484

Dear Mr. Owings:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, China Recycling Energy Corporation (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above- referenced Registration Statement and declare such Registration Statement effective as of 4:00 p.m. EST, on November 10, 2011, or as soon thereafter as practicable. The Company also requests that the Commission specifically confirm such effective date and time to the Company and the undersigned.

In connection with the acceleration request, the Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note, as requested and agreed to, the Company will be submitting an amendment to its Form S-3/A the morning of November 10, 2011.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Thomas Wardell at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593.

                Very truly yours,

                /s/ David Chong
                David Chong
                Chief Financial Officer and Secretary